UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-52889

Sound Financial, Inc.

(Exact name of registrant as specified in its charter)

2005 5th Avenue, Second Floor, Seattle, Washington 98121; (206) 448-0884

 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01
(Title of each class of securities covered by this Form)

None

 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date: None (Since August 22, 2012)

     Pursuant to the requirements of the Securities Exchange Act of 1934 , Sound Financial, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 2, 2013	By:	/s/ Matthew P. Deines
Matthew P. Deines
Executive Vice President and Chief Financial Officer of Sound Financial Bancorp, Inc. for Sound Financial, Inc.